EXHIBIT 99.1

DANAOS CORPORATION

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

The following discussion and analysis should be read in conjunction with our interim condensed consolidated financial statements (unaudited) and the notes thereto included elsewhere in this report.

Results of Operations

Three months ended March 31, 2022 compared to three months ended March 31, 2021

During the three months ended March 31, 2022, Danaos had an average of 71.0 containerships compared to 60.0 containerships during the three months ended March 31, 2021. Our fleet utilization for the three months ended March 31, 2022 was 97.4% compared to 98.6% for the three months ended March 31, 2021.

Operating Revenues

Operating revenues increased by 74.0%, or $97.8 million, to $229.9 million in the three months ended March 31, 2022 from $132.1 million in the three months ended March 31, 2021.

Operating revenues for the three months ended March 31, 2022 reflect:

•	a $48.9 million increase in revenues in the three months ended March 31, 2022 compared to the three months ended March 31, 2021 mainly as a result of higher charter rates;

•	a $20.8 million increase in revenues in the three months ended March 31, 2022 compared to the three months ended March 31, 2021 due to the incremental revenue generated by newly acquired vessels;

•	a $11.4 million increase in revenue in the three months ended March 31, 2022 compared to the three months ended March 31, 2021 due to higher non-cash revenue recognition in accordance with US GAAP; and

•	a $16.7 million increase in revenues in the three months ended March 31, 2022 compared to the three months ended March 31, 2021 due to amortization of assumed time charters.

Voyage Expenses

Voyage expenses increased by $3.0 million to $7.2 million in the three months ended March 31, 2022 from $4.2 million in the three months ended March 31, 2021 primarily as a result of the increase in commissions due to the increase in revenue per vessel and the increase in the average number of vessels in our fleet.

Vessel Operating Expenses

Vessel operating expenses increased by $8.1 million to $39.2 million in the three months ended March 31, 2022 from $31.1 million in the three months ended March 31, 2021, primarily as a result of the increase in the average number of vessels in our fleet and an increase in the average daily operating cost for vessels on time charter to $6,307 per vessel per day for the three months ended March 31, 2022 compared to $5,954 per vessel per day for the three months ended March 31, 2021. The average daily operating cost increased mainly due to the COVID-19 related increase in crew remuneration and insurance expenses due to increased insured values of the vessels. Management believes that our daily operating costs remain among the most competitive in the industry.

Depreciation

Depreciation expense increased by 29.5%, or $7.6 million, to $33.4 million in the three months ended March 31, 2022 from $25.8 million in the three months ended March 31, 2021 due to recent acquisitions of eleven vessels.

Amortization of Deferred Drydocking and Special Survey Costs

Amortization of deferred dry-docking and special survey costs increased by $0.2 million to $2.7 million in the three months ended March 31, 2022 from $2.5 million in the three months ended March 31, 2021.

General and Administrative Expenses

General and administrative expenses decreased by $3.5 million to $7.4 million in the three months ended March 31, 2022, from $10.9 million in the three months ended March 31, 2021. The decrease was mainly attributable to decreased stock-based compensation expenses.

Interest Expense and Interest Income

Interest expense increased by 13.2%, or $2.0 million, to $17.1 million in the three months ended March 31, 2022 from $15.1 million in the three months ended March 31, 2021. The increase in interest expense is a combined result of:

•	a $5.6 million reduction in the recognition through our income statement of accumulated accrued interest that had been accrued in 2018 in relation to two of our credit facilities that were refinanced on April 12, 2021. As a result of the refinancing, the recognition of such accumulated interest has decreased;

•	a $2.1 million decrease in interest expense due to a decrease in our average indebtedness by $257.8 million between the two periods (average indebtedness of $1,356.7 million in the three months ended March 31, 2022, compared to average indebtedness of $1,614.5 million in the three months ended March 31, 2021), which was partially offset by an increase in our debt service cost by approximately 0.2%; and

•	a $1.5 million decrease in the amortization of deferred finance costs and debt discount related to our 2018 debt refinancing.

As of March 31, 2022, our outstanding debt, gross of deferred finance costs, was $1,118.6 million, which includes $300 million aggregate principal amount of our Senior Notes, and our leaseback obligation was $210.2 million. These balances compare to debt of $1,306.8 million and a leaseback obligation of $117.5 million as of March 31, 2021. See “Liquidity and Capital Resources”.

Interest income decreased by $2.0 million to nil in the three months ended March 31, 2022 compared to $2.0 million in the three months ended March 31, 2021 mainly as a result of full collection of accrued interest on ZIM and HMM bonds, which were redeemed by the issuers thereof in the year 2021.

Gain on investments

The gain on investments of $99.5 million was recognized in the three months ended March 31, 2022 compared to $247.9 million in the three months ended March 31, 2021. Our remaining shareholding interest in ZIM of 7,186,950 ordinary shares of ZIM has been fair valued at $522.6 million as of March 31, 2022, based on the closing price of ZIM’s ordinary shares on the NYSE on that date. Subsequently, in April 2022, we sold 1,500,000 of these ZIM ordinary shares resulting in proceeds to us of $85.3 million.

Dividend Income

Dividend income of $122.2 million was recognized on ZIM ordinary shares in the three months ended March 31, 2022 compared to none in the three months ended March 31, 2021.

Equity Income on Investments

Equity income on investments in Gemini decreased to nil in the three months ended March 31, 2022 compared to $1.8 million in the three months ended March 31, 2021 following our acquisition and full consolidation of Gemini since July 1, 2021.

Other Finance Expenses

Other finance expenses, net increased by $0.1 million to $0.6 million in the three months ended March 31, 2022 compared to $0.5 million in the three months ended March 31, 2021.

Loss on derivatives

Amortization of deferred realized losses on interest rate swaps remained stable at $0.9 million in each of the three months ended March 31, 2022 and March 31, 2021.

Other income, net

Other income, net was $0.5 million in the three months ended March 31, 2022 compared to $4.0 million in the three months ended March 31, 2021. The decrease was mainly due to the collection from Hanjin Shipping of $3.9 million as a partial payment of common benefit claim and interest in the three months ended March 31, 2021.

Income taxes

Income taxes were $12.2 million in the three months ended March 31, 2022, related to the taxes withheld on dividend income earned on ZIM ordinary shares and compared to no income tax in the three months ended March 31, 2021.

Liquidity and Capital Resources

Our principal source of funds has been operating cash flows, vessel sales, and long-term bank borrowings, as well as equity provided by our stockholders from our initial public offering in October 2006; common stock sales in August 2010 and the fourth quarter of 2019; and the capital contribution of Danaos Investment Limited as Trustee of the 883 Trust (“DIL”) on August 10, 2018. In February 2021, we sold $300 million of 8.500% senior unsecured notes due 2028 (the “Senior Notes”). We used the net proceeds from the offering of Senior Notes, together with proceeds from a new $815 million senior secured credit facility with a four-year term (the “$815 Million Senior Secured Credit Facility”) and a new $135 million sale and leaseback arrangement (the “2021 Leaseback Agreement”), to implement a $1.25 billion refinancing of a substantial majority of our outstanding senior secured indebtedness consummated on April 12, 2021 (the “2021 Debt Refinancing”). Our principal uses of funds have been capital expenditures to establish, grow and maintain our fleet, comply with international shipping standards, environmental laws and regulations and to fund working capital requirements and repayment of debt.

Our short-term liquidity needs primarily relate to the funding of our vessel operating expenses, installment payments for our six contracted newbuildings, debt interest payments and servicing our debt obligations. Our long-term liquidity needs primarily relate to installment payments for our six contracted newbuildings and any additional vessel acquisitions in the containership sector and debt repayment. We anticipate that our primary sources of funds will be cash from operations and equity or debt financings, as well as any sales of or dividends from our existing investment in ZIM ordinary shares. We currently expect that sources of funds available to us will be sufficient to meet our short-term liquidity and long-term liquidity requirements.

Under our existing multi-year charters as of March 31, 2022, we had $2.7 billion of total contracted cash revenues, or $677.8 million for the remainder of 2022, $754.4 million for 2023 and thereafter $1.25 billion. Although these contracted cash revenues are based on contracted charter rates, we are dependent on the ability and willingness of our charterers to meet their obligations under these charters. On May 5, 2022, we received $238.9 million of charter hire prepayment related to charter contracts for 15 of our vessels, representing partial prepayment of charter hire payable during the period from May 2022 through January 2027. This prepayment will be recorded as unearned revenue on our balance sheet and recognized as revenue in our income statement over the term of the applicable charters. As of March 31, 2022, after giving effect to this prepayment, we had $608.0 million of aggregate contracted cash revenues for the remainder of 2022, $685.9 million for 2023 and thereafter $1.15 billion.

As of March 31, 2022, we had cash and cash equivalents of $185.3 million. As of March 31, 2022, we had no remaining borrowing availability under our credit facilities. As of March 31, 2022, we had $1,118.6 million of outstanding indebtedness (gross of deferred finance costs), including $300 million relating to our Senior Notes, and $210.2 million of outstanding leaseback obligations (gross of deferred finance costs) with respect to nine of our vessels. As of March 31, 2022, we were obligated to make quarterly fixed amortization payments, totaling $94.2 million to March 31, 2023, related to the long-term bank debt and aggregate payments of $86.1 million ($95.1 million including imputed interest) under our leaseback obligations to March 31, 2023 (gross of deferred finance costs).

On May 12, 2022, we early extinguished $270.0 million of the outstanding Natwest loan principal of the Citibank/Natwest $815 mil. Facility, which reduced the future quarterly instalments of the remaining facility to $12.9 million and the balloon payment at maturity was reduced to $309.0 million. Additionally, the reference to LIBOR was replaced with daily non-cumulative compounded secured overnight financing rate administered and published by the Federal Reserve Bank of New York (“SOFR”) plus credit spread adjustment. On May 12, 2022, we also early terminated our leaseback obligation related to the 2021 Leaseback Agreement and repaid an aggregate outstanding amount of $94.2 million, together with additional fees amounting to $2.8 million. On May 12, 2022, we sent notice of early full repayment to our lenders related to the (i) $43 million loan outstanding with the Macquarie Bank to be fully repaid on June 30, 2022, (ii) $20.55 million loan outstanding with Eurobank to be fully repaid on May 25, 2022 and (iii) $9.8 million loan outstanding with SinoPac to be fully repaid on July 1, 2022.

Pro-forma for the aggregate early debt and lease repayments of $437.55 million through July 1, 2022, as described above, the aggregate quarterly fixed amortization payments related to our long-term bank debt were reduced to $59.5 million for the period through March 31, 2023 and aggregate payments due under our leaseback obligations were reduced to $49.7 million ($54.9 million including imputed interest) for the period through March 31, 2023.

In April 2022, the Company entered into a preliminary term sheet agreement for a $130.0 million senior secured term loan facility with major financial institutions, subject to final documentation, which will be secured by six 5,466 TEU sister vessels acquired in 2021. This facility is expected to be drawn down within the 2nd quarter of 2022.

On March 11, 2022, we entered into contracts for construction of two 7,100 TEU container vessels for aggregate purchase price of $156.0 million, out of which $31.2 million was advanced in April 2022, $31.2 million is expected to be paid in 2023 and $93.6 million before the vessels delivery expected in 2024. On April 1, 2022, as amended on April 21, 2022, we entered into contracts for construction of four 8,000 TEU container vessels for aggregate purchase price of $372.7 million, out of which $36.5 million was advanced in April 2022, an amount of $109.4 million is expected to be paid in 2022 and $226.8 million is expected to be paid at vessels delivery in 2024. Additionally, a supervision fee of $725,000 per newbuilding vessel will be payable to Danaos Shipping Company Limited.

We have declared a dividend of $0.75 per share of common stock, which is expected to amount to approximately $15.5 million in the aggregate, payable on June 8, 2022, to holders of record on May 27, 2022. We intend to pay a regular quarterly dividend on our common stock, which will have an impact on our liquidity. Payments of dividends are subject to the discretion of our board of directors, provisions of Marshall Islands law affecting the payment of distributions to stockholders and the terms of our credit facilities, which permit the payment of dividends so long as there has been no event of default thereunder nor would occur as a result of such dividend payment, and will be subject to conditions in the container shipping industry, our financial performance and us having sufficient available excess cash and distributable reserves.

ZIM Equity Securities

On January 27, 2021, ZIM completed its initial public offering and listing on the New York Stock Exchange of its ordinary shares. Following this offering the Company owned 10,186,950 ordinary shares of ZIM. These shares were recorded at a book value of $75 thousands as of December 31, 2020. In 2021, the Company sold 3,000,000 ZIM ordinary shares resulting in net proceeds to us of $120.7 million. The remaining shareholding interest of 7,186,950 ordinary shares has been fair valued at $522.6 million as of March 31, 2022, based on the closing price of ZIM ordinary shares on the NYSE on that date. For the three months ended March 31, 2022, we recognized a total gain of $99.5 million on these shares. Τhe change in fair value is reflected under “Gain on investments” in the condensed consolidated statement of income. The unrealized gain related to the ZIM ordinary shares still held on March 31, 2022 amounted to $522.5 million. Additionally, we recognized a dividend on our ZIM ordinary shares amounting to $122.2 million in the three months ended March 31, 2022 gross of withholding taxes of $12.2 million. See Note 6, “Other Current and Non-current Assets” to our unaudited condensed consolidated financial statements included in this report. Subsequently, in April 2022, we sold 1,500,000 of these ZIM ordinary shares resulting in proceeds to us of $85.3 million, and as of the date of this report we own 5,686,950 ZIM ordinary shares.

Impact of the war in Ukraine on our Business

As disclosed in our Annual Report on Form 20-F for the year ended December 31, 2021 filed with the Securities and Exchange Commission on March 3, 2022, the current conflict between Russia and Ukraine, and related sanctions imposed by the U.S., EU and others, could adversely affect the crewing operations of our Manager, which has crewing offices in St. Petersburg, Odessa and Mariupol, and trade patterns involving ports in the Black Sea or Russia. The extent of the impact will depend largely on future developments.

Impact of COVID-19 on our Business

The spread of the COVID-19 virus, which was declared a pandemic by the World Health Organization, in 2020 has caused substantial disruptions in the global economy and the shipping industry, as well as significant volatility in the financial markets. The duration and full effects of this global health emergency and related disruptions are uncertain. The pandemic had severe impacts on the global economic activity. These trends may continue for the near future as, while the availability of effective vaccines has led to a developing economic recovery in parts of the world, the success and timing of COVID-19 containment strategies are uncertain, including due to the emergence of new variants, and negative impacts are expected to reverberate beyond the duration of the pandemic itself. However, the container shipping industry, in contrast with other sectors, has already reversed many of the negative impacts suffered in the first half of 2020.

In particular as it pertains to our business, the COVID-19 pandemic initially negatively affected global demand for the seaborne transportation of containerized cargoes. Global seaborne container trade declined in 2020, with an estimated impact of around 1% in TEU terms. Liner companies initially responded to these circumstances by reducing service and cutting sailings, which increased idle containership fleet capacity in the first half of 2020 to a peak of 12%. As a result, container freight rates were volatile and containership charter market rates declined significantly in the first half of 2020. However, the ability of the liner companies to consistently manage capacity addressed the drop in volumes at the onset of the pandemic, which alleviated pressure on our customers’ cash flows, many of whom have since reported strong profitability, and stabilized and increased freight rates. The second half of 2020 through March 31, 2022 saw robust demand for seaborne transportation of containerized cargo, with freight volumes and freight rates rebounding sharply. The growth of e-commerce, together with the temporary grounding of aircraft resulting from travel restrictions, has shifted significant shipping volume to seaborne containers. The resulting demand for containerships has resulted in negligible vessel capacity available in certain size segments as of March 31, 2022, increasing charter rates for all segments and enabling us to recharter many of our smaller vessels which had charters expiring during this year at higher rates. Many liner operators and containership owners reported improved results in the second half of 2020 and in 2021, due in part to improving container shipping industry market conditions. Our operating revenues increased to $229.9 million in the three months ended March 31, 2022 compared to $132.1 million in the three months ended March 31, 2021.

COVID-19 related travel restrictions imposed on a global level also caused disruptions in scheduled crew changes on our vessels, caused an increase in remuneration of our crew on the vessels and delays in carrying out of certain hull repairs and maintenance in 2020, which disruptions could continue to affect our operations. During the first quarter of 2020, we experienced delays in Chinese shipyards related to the scheduled installations of the scrubbers on certain of our vessels and delays in carrying out dry-docking repairs, which resulted in incremental 188 off-hire days of our vessels ultimately leading to decreased operating revenue by approximately $3.2 million compared to our expectations. The average daily operating cost per vessel per day for vessels on time charter for the year ended December 31, 2021 increased to $5,986 compared to $5,586 per vessel per day for the year ended December 31, 2020, mainly due to the COVID-19 related increase in crew remuneration in the year ended December 31, 2021. The average daily operating cost per vessel per day for vessels on time charter for the three months ended March 31, 2022 increased to $6,307 compared to $5,954 per vessel per day for the three months ended March 31, 2021, mainly due to the COVID-19 related increase in crew remuneration and insurance expenses due to increased insured values of the vessels in the three months ended March 31, 2022.

In response to the pandemic, we have instituted enhanced safety protocols such as having a substantial portion of our on-shore staff working remotely, more frequent disinfection of our on-shore facilities, temperature readings, limitation of on-site visitors and travel, vaccination, mandatory self-isolation of personnel returning from travel and replacing physical meetings with virtual meetings. We expect to continue such measures, which have not had a significant impact on our expenses, to some degree until the pandemic abates. In addition, the prevailing low interest rates, in part due to actions taken by central banks to stimulate economic activity in the face of the pandemic, has also reduced our interest expense, while lower fuel prices during 2020, which is a substantial expense borne by our customers, helped to bolster their financial position. Recently, fuel costs for our charterers have increased significantly along with the price of oil, and prevailing interest rates have begun to increase and are expected to increase further.

The COVID-19 pandemic continues to unfold and may negatively affect our business, financial performance and results of our operations in the future, as it did in the first half of 2020. The extent of any such effects depends on factors beyond our control and cannot be predicted with certainty. Any prolonged slowdown in the global economy, or the effects of containment strategies such as recent lockdowns imposed in China, may again negatively impact worldwide demand for products transported by containerships, adversely affect the liquidity and financial position of our charterers and may decrease rechartering hire rates for our vessels, as could any decrease in demand for consumer products and other containerized cargo as the pandemic abates or otherwise. This could result in reductions in our revenue and the market value of our vessels, which could materially adversely affect our business and results of operations, as well as our ability to service or refinance our debt and comply with financial covenants of our credit facilities.

Cash Flows

	Three Months	Three Months
	ended	ended
	March 31, 2022	March 31, 2021

	(In thousands)
Net cash provided by operating activities	$119,464	$88,258
Net cash provided by investing activities	$10,957	$1,156
Net cash provided by/(used in) financing activities	$(61,513)	$207,431

Net Cash Provided by Operating Activities

Net cash flows provided by operating activities increased by $31.2 million, to $119.5 million provided by operating activities in the three months ended March 31, 2022 compared to $88.3 million provided by operating activities in the three months ended March 31, 2021. The increase was the result mainly of a $81.1 million increase in operating revenues (net of $16.7 million amortization of assumed time charters in the three months ended March 31, 2022), which was partially offset by a $15.8 million increase in operating expenses, a $8.3 million increase in dry-docking expenses, a $6.4 million increase in net finance cost and a $19.4 million change in working capital in the three months ended March 31, 2022 compared to the three months ended March 31, 2021.

Net Cash Provided by Investing Activities

Net cash flows provided by investing activities increased by $9.8 million, to $11.0 million used in investing activities in the three months ended March 31, 2022 compared to $1.2 million provided by investing activities in the three months ended March 31, 2021. The change was mainly due to a $13.0 million advance payment received for sale of the vessels in the three months ended March 31, 2022 compared to none in the three months ended March 31, 2021. This inflow was partially offset by an increased by $0.8 million outflow of cash used in investing activities for vessels additions and a decreased by $2.4 million inflow from investments in the three months ended March 31, 2022 compared to the three months ended March 31, 2021.

Net Cash Provided by/(Used in) Financing Activities

Net cash flows used in financing activities increased by $268.9 million, to $61.5 million used in financing activities in the three months ended March 31, 2022 compared to $207.4 million provided by financing activities in the three months ended March 31, 2021 mainly due to the $253.4 million increase in net debt and finance costs payments related to the debt refinancing described above and due to an aggregate $15.5 million dividend payment on our common stock in the three months ended March 31, 2022 compared to none in the three months ended March 31, 2021.

Non-GAAP Financial Measures

We report our financial results in accordance with U.S. generally accepted accounting principles (GAAP). Management believes, however, that certain non-GAAP financial measures used in managing the business may provide users of this financial information additional meaningful comparisons between current results and results in prior operating periods. Management believes that these non-GAAP financial measures can provide additional meaningful reflection of underlying trends of the business because they provide a comparison of historical information that excludes certain items that impact the overall comparability. Management also uses these non-GAAP financial measures in making financial, operating and planning decisions and in evaluating our performance. See the table below for supplemental financial data and corresponding reconciliation to GAAP financial measures. Non-GAAP financial measures should be viewed in addition to, and not as an alternative for, our reported results prepared in accordance with GAAP.

EBITDA and Adjusted EBITDA

EBITDA represents net income before interest income and expense, taxes, depreciation, as well as amortization of deferred drydocking & special survey costs, amortization of assumed time charters, amortization of deferred realized losses of cash flow interest rate swaps, amortization of finance costs and finance costs accrued. Adjusted EBITDA represents net income before interest income and expense, taxes other than withholding taxes on dividends received, depreciation, amortization of deferred drydocking & special survey costs, amortization of assumed time charters, amortization of deferred realized losses of cash flow interest rate swaps, amortization of finance costs and finance costs accrued, gain on investments, equity income on investments, gain on debt extinguishment and stock-based compensation. We believe that EBITDA and Adjusted EBITDA assist investors and analysts in comparing our performance across reporting periods on a consistent basis by excluding items that we do not believe are indicative of our core operating performance. EBITDA and Adjusted EBITDA are also used: (i) by prospective and current customers as well as potential lenders to evaluate potential transactions; and (ii) to evaluate and price potential acquisition candidates. Our EBITDA and Adjusted EBITDA may not be comparable to that reported by other companies due to differences in methods of calculation.

EBITDA and Adjusted EBITDA have limitations as analytical tools, and should not be considered in isolation or as a substitute for analysis of our results as reported under U.S. GAAP. Some of these limitations are: (i) EBITDA/Adjusted EBITDA does not reflect changes in, or cash requirements for, working capital needs; and (ii) although depreciation and amortization are non-cash charges, the assets being depreciated and amortized may have to be replaced in the future, and EBITDA/Adjusted EBITDA do not reflect any cash requirements for such capital expenditures. In evaluating Adjusted EBITDA, you should be aware that in the future we may incur expenses that are the same as or similar to some of the adjustments in this presentation. Our presentation of Adjusted EBITDA should not be construed as an inference that our future results will be unaffected by unusual or non-recurring items. Because of these limitations, EBITDA/Adjusted EBITDA should not be considered as principal indicators of our performance.

Reconciliation of Net Income to EBITDA and Adjusted EBITDA

	Three Months	Three Months
	ended	ended
	March 31, 2022	March 31, 2021

	(In thousands)
Net income	$331,465	$296,780
Depreciation and amortization of right-of-use assets	33,359	25,799
Amortization of deferred drydocking & special survey costs	2,720	2,509
Amortization of assumed time charters	(16,651)	-
Amortization of deferred realized losses of cash flow interest rate swaps	893	893
Amortization of finance costs and debt discount	3,371	4,894
Finance costs accrued (Exit Fees under our Bank Agreements)	-	134
Interest income	(1)	(1,978)
Interest expense	13,743	10,217
Income taxes	12,218	-
EBITDA	381,117	339,248
Gain on investments and dividend withholding taxes	(111,757)	(247,875)
Stock based compensation	124	4,909
Adjusted EBITDA	$269,484	$96,282

EBITDA increased by $41.9 million, to $381.1 million in the three months ended March 31, 2022 from $339.2 million in the three months ended March 31, 2021. This increase was mainly attributed to a $81.1 million increase in operating revenues (net of $16.7 million amortization of assumed time charters recognized in the three months ended March 31, 2022), which was partially offset by a change in gain on investment and dividends from ZIM of $26.2 million, a $11.2 million increase in total operating expenses and a $1.8 million decrease in equity investment in Gemini following our acquisition and full consolidation since July 1, 2021.

Adjusted EBITDA increased by $173.2 million, to $269.5 million in the three months ended March 31, 2022 from $96.3 million in the three months ended March 31, 2021. This increase was mainly attributed to a $81.1 million increase in operating revenues (net of $16.7 million amortization of assumed time charters recognized in the three months ended March 31, 2022) and recognition of a $110.0 million dividend from ZIM (net of withholding taxes) in the three months ended March 31, 2022, which were partially offset by a $16.1 million increase in total operating expenses and a $1.8 million decrease in equity investment in Gemini following our acquisition and full consolidation since July 1, 2021. Adjusted EBITDA for the three months ended March 31, 2022 is adjusted for a $111.8 million change in fair value of the investment in ZIM and dividend withholding taxes and $0.1 million of stock-based compensation.

Credit Facilities

We, as borrower or guarantor, and certain of our subsidiaries, as borrowers or guarantors, have entered into a number of credit facilities in connection with financing the acquisition of certain vessels in our fleet and the 2021 Debt Refinancing, which are described in Note 8 “Long-term Debt, net” in the unaudited condensed consolidated financial statements included in this report. Our existing credit facilities are secured by, among other things, our vessels (as described below). We do not have any additional amounts available for borrowing under our existing credit facilities. The following summarizes certain terms of our credit facilities and our Senior Notes:

Credit Facility	Outstanding Principal Amount (in millions) (1)	Collateral Vessels
Citibank/Natwest $815 mil. Facility(2)	$753.9	The Progress C, the Highway, the Bridge, the Zim Monaco, the Express Argentina, the Express France, the Express Spain, the CMA CGM Racine, the America, the Hyundai Smart, the Express Berlin, the Le Havre, the Derby D, the Vladivostok, the Advance, the Stride, the Future, the Sprinter, the Amalia C, the Zebra, the Artotina, the Dimitris C, the Zim Savannah, the Europe, the Dimitra C, the Hyundai Speed, the Express Rome, the CMA CGM Rabelais, the Pusan C, the Tongala, the CMA CG M Moliere, the CMA CGM Musset, the Rio Grande, the Zim Sao Paolo, the Zim Kingston, the Colombo, the Seattle C, the Vancouver, the Singapore, the Express Athens, the Hyundai Ambition, the Dalian, the Express Brazil, the YM Maturity, the Express Black Sea, the Zim Luanda, the CMA CGM Nerval and the YM Mandate
Macquarie Bank $58 mil. Facility	$43.0	The Niledutch Lion, the Phoebe, the Bremen and the C Hamburg
SinoPac $13.3 mil. Facility	$10.3	The Kota Manzanillo (ex Charleston)
Eurobank $30.0 mil. Facility	$20.6	The Belita, the Leo C and the Catherine C
Senior Notes	$300.0	None

(1)	As of March 31, 2022.
(2)	Danaos Corporation is the borrower, and its subsidiaries owning the 48 collateral vessels set forth opposite the name of the facility in the table, are guarantors, under this credit facility.

As of March 31, 2022, there was no remaining borrowing availability under any of our credit facilities. We were in compliance with the financial covenants of the credit facilities as of March 31, 2022 and December 31, 2021. As of March 31, 2022 and December 31, 2021, six of our vessels were unencumbered, the 5,466 TEU sister vessels Wide Alpha, Wide Bravo, Maersk Euphrates, Wide India, Wide Juliet and Wide Hotel; as described above, in the second quarter of 2022, we entered into a term sheet for a term loan facility that will be secured by these six vessels and repaid the leasing obligations with respect to five of our other vessels, which are now unencumbered. For additional information regarding the credit facilities and related repayment schedule, please refer to Note 8 “Long-term Debt, net” in the unaudited condensed consolidated financial statements included in this report.

In May 2020, we refinanced two of our 13,100 TEU vessels, the Hyundai Honour and the Hyundai Respect, through a sale and leaseback arrangement with a four-year term at the end of which we will reacquire the vessels for a specified purchase price. On April 12, 2021 we entered into a new sale and leaseback arrangement for five of our vessels, CMA CGM Attila, CMA CGM Tancredi, CMA CGM Bianca, CMA CGM Samson and CMA CGM Melisande, with a five-year term at the end of which we will also reacquire these vessels for a specified purchase price. Additionally, on July 1, 2021, the Company acquired finance lease liability related to the Gemini’s vessels Suez Canal and Kota Lima, which expires in July 2022. As of March 31, 2022, we had a total of $210.2 million of outstanding leasing obligations.

On April 11, 2022, we exercised our option to early repay our leaseback obligation amounting to $97.4 million as of March 31, 2022 related to the vessels CMA CGM Melisande, CMA CGM Attila, CMA CGM Tancredi, CMA CGM Bianca and CMA CGM Samson. This leaseback obligation was fully repaid by May 12, 2022. Following the repayment of the leaseback obligation on May 12, 2022, the Company acquired the legal title of these vessels.

On May 12, 2022, we early extinguished $270.0 million of the outstanding Natwest loan principal of the Citibank/Natwest $815 mil. Facility. The future quarterly instalments of the remaining facility were reduced to $12.9 million and the balloon payment at maturity was reduced to $309.0 million. Additionally, the reference to LIBOR was replaced with daily non-cumulative compounded secured overnight financing rate administered and published by the Federal Reserve Bank of New York (“SOFR”) plus credit spread adjustment

Additionally, on May 12, 2022, we sent notice of early full repayment to our lenders related to (i) $43 million loan outstanding with the Macquarie Bank to be fully repaid on June 30, 2022, (ii) $20.55 million loan outstanding with Eurobank to be fully repaid on May 25, 2022 and (iii) $9.8 million loan outstanding with SinoPac to be fully repaid on July 1, 2022.

In April 2022, we entered into a preliminary term sheet agreement for a $130.0 million senior secured term loan facility with major financial institutions, subject to final documentation, which will be secured by our six 5,466 TEU sister vessels acquired in 2021. This facility is expected to be drawn down within the 2nd quarter of 2022.

See Note 4 “Fixed Assets, net and Right-of-use Assets” and Note 15 “Subsequent Events” to our unaudited condensed consolidated financial statements included in this report.

Senior Notes

On February 11, 2021, we consummated an offering of $300 million aggregate principal amount of 8.500% Senior Notes due 2028 of Danaos Corporation, which we refer to as the Senior Notes. The net proceeds from the offering were initially placed into an escrow account, with Citibank, N.A., as escrow agent, and subsequently released in April 2021 for use in connection with the 2021 Debt Refinancing.

The Senior Notes were issued pursuant to an Indenture, dated as of February 11, 2021, between the Company and Citibank, N.A., London Branch, as trustee, paying agent, registrar and transfer agent. The Senior Notes bear interest at a rate of 8.500% per year, payable in cash on March 1 and September 1 of each year, commencing September 1, 2021. The Senior Notes will mature on March 1, 2028. The Senior Notes are general senior unsecured obligations of Danaos Corporation.

For additional details regarding the Senior Notes please refer to Note 8, “Long-term Debt, net” in the unaudited condensed consolidated financial statements included elsewhere in this report and “Item 5. Operating and Financial Review and Prospects –Senior Notes” in our Annual Report on Form 20-F for the year ended December 31, 2021 filed with the Securities and Exchange Commission on March 3, 2022.

Qualitative and Quantitative Disclosures about Market Risk

Interest Rate Swaps

In the past, we entered into interest rate swap agreements converting floating interest rate exposure into fixed interest rates in order to hedge our exposure to fluctuations in prevailing market interest rates, as well as interest rate swap agreements converting the fixed rate we paid in connection with certain of our credit facilities into floating interest rates in order to economically hedge the fair value of the fixed rate credit facilities against fluctuations in prevailing market interest rates. All of these interest rate swap agreements have expired and we do not currently have any outstanding interest rate swap agreements. Refer to Note 9, “Financial Instruments”, to our unaudited condensed consolidated financial statements included in this report.

Foreign Currency Exchange Risk

We did not enter into derivative instruments to hedge the foreign currency translation of assets or liabilities or foreign currency transactions during the three months ended March 31, 2022 and 2021.

Capitalization and Indebtedness

The table below sets forth our consolidated capitalization as of March 31, 2022.

•	on an actual basis; and

•	on an as adjusted basis to reflect, in the period from April 1, 2022 to May 16, 2022, the scheduled debt repayment under the Citibank/Natwest $815 million Senior Secured Credit Facility amounting to $20.4 million and unscheduled early extinguishment of the Natwest portion of this facility amounting to $270 million; scheduled debt repayments under our other secured loan facility amounting to $0.5 million; full repayment of our outstanding 2021 leasing obligation amounting to $97.4 million as of March 31, 2022 and scheduled $4.6 million repayments related to our other leasing obligations.

Other than these adjustments, there have been no other material changes to our capitalization from debt or equity issuances, re-capitalizations, special dividends, or debt repayments as adjusted in the table below between April 1, 2022 and May 16, 2022.

	As of March 31, 2022
	Actual	As adjusted

	(US Dollars in thousands)
Debt:
Citibank/Natwest $815 mil. facility	$753,875	$463,500
Senior unsecured notes	300,000	300,000
Other loan facilities	73,850	73,350
Leasing obligations	210,178	108,200
Total debt (1)(2)(6)(7)	$1,337,903	$945,050
Stockholders’ equity:
Preferred stock, par value $0.01 per share; 100,000,000 preferred shares authorized and none issued; actual and as adjusted	-	-
Common stock, par value $0.01 per share; 750,000,000 shares authorized; 25,055,934 shares issued and 20,716,663 shares outstanding; actual and as adjusted (3)	207	207
Additional paid-in capital (3)	770,800	770,800
Accumulated other comprehensive loss	(70,562)	(70,562)
Retained earnings (4)(5)	1,704,523	1,704,523
Total stockholders’ equity	2,404,968	2,404,968
Total capitalization	$3,742,871	$3,350,018

(1)	Long-term debt excludes accumulated accrued interest of $28.9 million as of March 31, 2022. All of the indebtedness reflected in the table, other than our Senior Notes due 2028 ($300.0 million on an actual basis), is secured and is guaranteed by Danaos Corporation, in the case of indebtedness of our subsidiaries ($73.9 million on an actual basis) and leasing obligations of our subsidiaries ($210.2 million on an actual basis), or by our subsidiaries, in the case of indebtedness of Danaos Corporation ($753.9 million on an actual basis). See Note 4 “Fixed Assets, net and Right-of-use Assets” and Note 8 “Long-Term Debt, net” to our unaudited condensed consolidated financial statements included elsewhere in this report.
(2)	Total debt is presented gross of the fair value adjustment and deferred finance costs, which amount to $9.2 million and $30.0 million, respectively.
(3)	Actual and as adjusted issued and outstanding common stock include 19,200 shares of restricted stock, which are scheduled to vest on December 31, 2022, subject to satisfaction of the vesting terms.
(4)	Does not reflect dividend of $0.75 per share of common stock declared by the Company payable on June 8, 2022 to holders of record as of May 27, 2022.
(5)	Stockholders’ equity has not been adjusted for the accounting impact of our early repayments of the credit facility and leasing obligations.
(6)	In April 2022, the Company entered into a preliminary term sheet agreement for a $130.0 million senior secured term loan facility, subject to definitive documentation, which will be secured by six 5,466 TEU sister vessels acquired in 2021. This facility is expected to be drawn down within the 2nd quarter of 2022.
(7)	On May 5, 2022, we received $238.9 million of charter hire prepayment related to charter contracts for 15 of our vessels, representing partial prepayment of charter hire payable during the period from May 2022 through January 2027. This prepaid charter hire, together with cash on hand, were used to extinguish $270.0 million of the outstanding Natwest loan principal of the Citibank/Natwest $815 mil. facility on May 12, 2022.

Our Fleet

The following table describes in detail our fleet deployment profile as of May 16, 2022:

							Extension Options (4)
Vessel Name	Year Built	Size (TEU)	Expiration of Charter (1)	Charterer	Contracted Employment through (2)	Charter Rate (3)	Period	Charter Rate
Hyundai Ambition	2012	13,100	June 2024	HMM	June 2024	$64,918	+ 3 years	$60,418
Hyundai Speed	2012	13,100	June 2024	HMM	June 2024	$64,918	+ 3 years	$60,418
Hyundai Smart	2012	13,100	May 2024	HMM	May 2024	$64,918	+ 3 years	$60,418
Hyundai Respect (5)	2012	13,100	March 2024	HMM	March 2024	$64,918	+ 3 years	$60,418
Hyundai Honour (5)	2012	13,100	February 2024	HMM	February 2024	$64,918	+ 3 years	$60,418
Express Rome	2011	10,100	March 2023	Hapag Lloyd	March 2023	$29,000	+ 10 up to 14 months	$30,000
Express Berlin	2011	10,100	June 2023	Yang Ming	June 2023	$27,750	+ 3 months	$27,750
Express Athens	2011	10,100	March 2023	Hapag Lloyd	March 2023	$29,000	+ 10 up to 14 months	$30,000
Le Havre	2006	9,580	June 2028	MSC	August 2023	$23,000
				Confidential (10)	June 2028	$58,500	+4 months	$58,500
Pusan C	2006	9,580	May 2028	MSC	July 2023	$23,000
				Confidential (10)	May 2028	$58,500	+4 months	$58,500
Bremen	2009	9,012	January 2028	MSC	March 2023	$23,000
				Confidential (10)	January 2028	$56,000	+4 months	$56,000
C Hamburg	2009	9,012	January 2028	MSC	March 2023	$23,000
				Confidential (10)	January 2028	$56,000	+4 months	$56,000
Niledutch Lion	2008	8,626	May 2026	Niledutch	May 2026	$47,500	+ 4 months	$47,500
Belita (8)	2006	8,533	July 2026	CMA CGM	July 2026	$45,000	+ 6 months	$45,000
Kota Manzanillo (ex Charleston)	2005	8,533	February 2026	PIL	February 2026	$47,500	+ 4 months	$47,500
CMA CGM Melisande	2012	8,530	May 2024	CMA CGM	November 2023	$43,000	+ 6 months	$43,000
					May 2024 / November 2024	at market (6)	+ 6 months	at market (6)
CMA CGM Attila	2011	8,530	October 2023	CMA CGM	April 2023	$43,000	+ 6 months	$43,000
					October 2023 / April 2024	at market (6)	+ 6 months	at market (6)
CMA CGM Tancredi	2011	8,530	November 2023	CMA CGM	May 2023	$43,000	+ 6 months	$43,000
					November 2023 / May 2024	at market (6)	+ 6 months	at market (6)
CMA CGM Bianca	2011	8,530	January 2024	CMA CGM	July 2023	$43,000	+ 6 months	$43,000
					January 2024 / July 2024	at market (6)	+ 6 months	at market (6)
CMA CGM Samson	2011	8,530	March 2024	CMA CGM	September 2023	$43,000	+ 6 months	$43,000
					March 2024 / September 2024	at market (6)	+ 6 months	at market (6)
America	2004	8,468	April 2028	MSC	June 2023	$22,000
				Confidential (10)	April 2028	$56,000	+ 4 months	$56,000
Europe	2004	8,468	May 2028	MSC	July 2023	$22,000
				Confidential (10)	May 2028	$56,000	+ 4 months	$56,000
Phoebe	2005	8,463	August 2026	ONE	August 2022	$24,000
				PIL	August 2023	$60,000
					August 2025	$55,000
					August 2026	$50,000	+ 4 months	$55,000
CMA CGM Moliere	2009	6,500	March 2027	Confidential (10)	March 2027	$55,000	+ 2 months	$55,000
CMA CGM Musset	2010	6,500	October 2022	CMA CGM	October 2022	$152,500	+ 6 months	$152,500
CMA CGM Nerval	2010	6,500	December 2022	CMA CGM	June 2022	$34,350
					December 2022	at market (6)	+ 6 months	at market (6)
CMA CGM Rabelais	2010	6,500	February 2023	CMA CGM	August 2022	$34,350
					February 2023	at market (6)	+ 6 months	at market (6)
CMA CGM Racine	2010	6,500	March 2023	CMA CGM	September 2022	$34,350
					March 2023	at market (6)	+ 6 months	at market (6)
YM Mandate	2010	6,500	January 2028	Yang Ming	January 2028	$26,890 (7)	+ 8 months	$26,890 (7)
YM Maturity	2010	6,500	April 2028	Yang Ming	April 2028	$26,890 (7)	+ 8 months	$26,890 (7)
Leo C (8)(11)	2002	6,422	November 2022	MSC	November 2022	$18,000
Catherine C (8)(11)	2001	6,422	November 2022	MSC	November 2022	$18,000
Dimitra C	2002	6,402	January 2023	Hapag Lloyd	January 2023	$20,000	+ 3 months	$20,000
							+ 12 months	$21,500
Zim Savannah	2002	6,402	May 2024	ZIM	May 2024	$36,000	+ 6 months	$36,000
Kota Lima (5) (8)	2002	5,544	November 2024	PIL	November 2024	$39,999	+ 4 months	$39,999
							+ 10 up to 14 months	$27,500
							+ 10 up to 12 months	$24,000
Suez Canal (5) (8)	2002	5,610	March 2023	TS Lines	March 2023	$30,000	+ 4 months	$30,000
Wide Alpha (9)	2014	5,466	March 2024	ONE	March 2024	$18,500	+ 3 months	$18,500
Wide Bravo (9)	2014	5,466	June 2025	Maersk	June 2022	$19,500
				Confidential (10)	June 2025	$55,500	+ 4 months	$55,500

							Extension Options (4)
Vessel Name	Year Built	Size (TEU)	Expiration of Charter (1)	Charterer	Contracted Employment through (2)	Charter Rate (3)	Period	Charter Rate
Maersk Euphrates (9)	2014	5,466	April 2024	Maersk	April 2024	$17,500	+ 4 months	$17,500
Wide Hotel (9)	2015	5,466	May 2024	ONE	May 2024	$18,500	+ 3 months	$18,500
Wide India (9)	2015	5,466	September 2025	Maersk	October 2022	$19,500
				Confidential (10)	September 2025	$53,500	+4 months	$53,500
Wide Juliet (9)	2015	5,466	June 2023	ONE	June 2023	$19,950	+ 3 months	$19,950
Rio Grande	2008	4,253	November 2024	OOCL	January 2023	$68,000
					December 2023	$50,000
					November 2024	$17,000	+ 2 months	$45,000
ZIM Sao Paolo	2008	4,253	February 2023	ZIM	February 2023	$21,150	+ 4 months	$21,150
							+ 13 months	$25,000
ZIM Kingston	2008	4,253	April 2023	ZIM	April 2023	$25,500	+ 4 months	$25,500
ZIM Monaco	2009	4,253	February 2023	ZIM	September 2022	$20,000
					February 2023	$22,000	+ 2 months	$22,000
Dalian	2009	4,253	November 2022	KMTC	November 2022	$30,750	+ 4 months	$30,750
ZIM Luanda	2009	4,253	August 2025	ZIM	August 2025	$30,000	+ 4 months	$30,000
Seattle C	2007	4,253	October 2024	OOCL	December 2022	$68,000
					November 2023	$50,000
					October 2024	$17,000	+ 2 months	$45,000
Vancouver	2007	4,253	November 2024	OOCL	January 2023	$68,000
					December 2023	$50,000
					November 2024	$17,000	+ 2 months	$45,000
Derby D	2004	4,253	January 2027	CMA CGM	January 2027	$36,275	+ 3 months	$36,275
Tongala	2004	4,253	January 2023	ZIM	January 2023	$30,750	+ 4 months	$30,750
Dimitris C	2001	3,430	November 2025	CMA CGM	November 2025	$40,000	+ 4 months	$40,000
Express Argentina	2010	3,400	May 2023	Maersk	May 2023	$26,500	+ 4 months	$26,500
Express Brazil	2010	3,400	June 2025	CMA CGM	June 2025	$37,750	+ 2 months	$37,750
Express France	2010	3,400	September 2025	CMA CGM	September 2025	$37,750	+ 2 months	$37,750
Express Spain	2011	3,400	January 2025	Cosco	January 2025	$40,000	+ 2 months	$40,000
Express Black Sea	2011	3,400	January 2025	Cosco	January 2025	$40,000	+ 2 months	$40,000
Singapore	2004	3,314	May 2024	OOCL	November 2022	$44,000
					November 2023	$38,450
					May 2024	$21,000	+ 6 months	$37,000
Colombo	2004	3,314	January 2025	Cosco	January 2025	$40,000	+ 2 months	$40,000
Zebra	2001	2,602	November 2024	Maersk	November 2024	$32,000	+ 4 months	$32,000
Artotina	2001	2,524	April 2025	Confidential (10)	April 2025	$28,000	+2 months	$28,000
Amalia C	1998	2,452	January 2023	OOCL	January 2023	$24,000	+ 2 months	$24,000
Vladivostok	1997	2,200	March 2025	Maersk	March 2025	$28,000	+ 6 months	$28,000
Stride	1997	2,200	January 2025	Cosco	January 2025	$26,250	+ 2 months	$26,250
Sprinter	1997	2,200	December 2024	Cosco	December 2024	$26,250	+ 2 months	$26,250
Future	1997	2,200	December 2024	Cosco	December 2024	$26,250	+ 2 months	$26,250
Advance	1997	2,200	January 2025	Cosco	January 2025	$26,250	+ 2 months	$26,250
Bridge	1998	2,200	December 2024	Samudera	June 2022	$15,000
					December 2024	$23,000	+ 6 months	$23,000
Highway	1998	2,200	August 2022	Cosco	August 2022	$17,000	+ 4 months	$17,000
Progress C	1998	2,200	November 2024	Cosco	November 2024	$26,250	+ 2 months	$26,250

1.	Earliest date charters could expire. Most charters include options for the charterers to extend their terms as described in the “Extension Options” column.
2.	This column indicates the date through which the charter rate set forth in the column to the immediate right of such date is payable. For charters with the same charter rate throughout the fixed term of the charter, this date is the same as the charter expiration date set forth in the “Expiration of Charter” column.
3.	Gross charter rate, which does not include charter commissions.
4.	At the option of the charterer.
5.	A subsidiary of Danaos Corporation holds a leasehold bareboat charter interest in such vessel, pursuant to which such subsidiary will acquire all rights to such vessel at the end of such lease.
6.	Daily charter rate for the contracted period of minimum 6 months – maximum 12 months will be the prevailing market rate at that time for such period.
7.	Bareboat charter rate.
8.	Vessels previously owned by Gemini Shipholdings Corporation, in which Danaos Corporation held a 49% equity interest through the end of the second quarter of 2021. On July 1, 2021, Danaos Corporation exercised its option to acquire the remaining 51% equity interests in Gemini Shipholdings Corporation and now holds 100%.
9.	We took delivery of: (i) ‘Maersk Euphrates’ on August 25, 2021, (ii) ‘Wide India’ on September 20, 2021, (iii) ‘Wide Bravo’ on September 23, 2021, (iv) ‘Wide Juliet’ on September 27, 2021, (v) ‘Wide Alpha’ on September 28, 2021, and (vi) ‘Wide Hotel’ on October 6, 2021.
10.	Charterer not disclosed due to confidentiality arrangements.
11.	We have agreed to sell two of our vessels, Catherine C and Leo C, for gross proceeds of $130 million, which are expected to be delivered to the buyer in November 2022.

The specifications of our 6 contracted vessels under construction as of May 16, 2022 are as follows:

Name	Year Built	Size (TEU)	Shipyard	Expected Delivery Period
Hull No. C7100-7	2024	7,100	Dalian Shipbuilding Industry	2nd Quarter 2024
Hull No. C7100-8	2024	7,100	Dalian Shipbuilding Industry	3rd Quarter 2024
Hull No. HN4009	2024	8,000	Daehan Shipbuilding	1st Quarter 2024
Hull No. HN4010	2024	8,000	Daehan Shipbuilding	2nd Quarter 2024
Hull No. HN4011	2024	8,000	Daehan Shipbuilding	2nd Quarter 2024
Hull No. HN4012	2024	8,000	Daehan Shipbuilding	3rd Quarter 2024

Forward Looking Statements

Matters discussed in this report may constitute forward-looking statements within the meaning of the safe harbor provisions of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. Forward-looking statements reflect our current views with respect to future events and financial performance and may include statements concerning our operations, cash flows, financial position, including with respect to vessel and other asset values, plans, objectives, goals, strategies, future events, performance or business prospects, changes and trends in our business and the markets in which we operate, and underlying assumptions and other statements, which are other than statements of historical facts. The forward-looking statements in this release are based upon various assumptions. Although Danaos Corporation believes that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control, Danaos Corporation cannot assure you that it will achieve or accomplish these expectations, beliefs or projections. Important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include the impact of the COVID-19 pandemic and efforts throughout the world to contain its spread, including effects on global economic activity, demand for seaborne transportation of containerized cargo, the ability and willingness of charterers to fulfill their obligations to us, charter rates for containerships, shipyards performing scrubber installations, drydocking and repairs, changing vessel crews and availability of financing; Danaos’ ability to achieve the expected benefits of the 2021 Debt Refinancing and comply with the terms of its new credit facilities and other financing agreements entered into in connection with the 2021 Debt Refinancing, the strength of world economies and currencies, general market conditions, including changes in charter hire rates and vessel values, charter counterparty performance, changes in demand that may affect attitudes of time charterers to scheduled and unscheduled drydocking, changes in our operating expenses, including bunker prices, dry-docking and insurance costs, ability to obtain financing and comply with covenants in our financing arrangements, actions taken by regulatory authorities, potential liability from pending or future litigation, domestic and international political conditions, potential disruption of shipping routes due to accidents and political events, including the conflict in Ukraine and related sanctions, or acts by terrorists.

Risks and uncertainties are further described in reports filed by us with the U.S. Securities and Exchange Commission.

DANAOS CORPORATION

CONDENSED CONSOLIDATED BALANCE SHEETS (unaudited)

(Expressed in thousands of United States Dollars, except share and per share amounts)

		As of
	Notes	March 31, 2022	December 31, 2021
ASSETS	(unaudited)
CURRENT ASSETS
Cash and cash equivalents	3	$185,317	$129,410
Restricted cash	3	$13,347	$346
Accounts receivable, net		7,133	7,118
Inventories		12,386	12,579
Prepaid expenses		1,926	2,032
Due from related parties	14	22,726	21,875
Other current assets	6	679,787	459,132
Total current assets		922,622	632,492
NON-CURRENT ASSETS
Fixed assets at cost, net of accumulated depreciation of $1,087,633 (2021: $1,055,792)	4	2,831,796	2,861,651
Right-of-use assets, net of accumulated amortization of $4,603 (2021: $3,085)	4	77,981	79,442
Deferred charges, net	5	18,336	11,801
Other non-current assets	6	53,486	41,739
Total non-current assets		2,981,599	2,994,633
Total assets		$3,904,221	$3,627,125

LIABILITIES AND STOCKHOLDERS’ EQUITY
CURRENT LIABILITIES
Accounts payable		$21,718	$18,925
Accrued liabilities	7	23,694	20,846
Current portion of long-term debt, net	8	94,150	95,750
Current portion of long-term leaseback obligation, net	4	86,116	85,815
Accumulated accrued interest, current portion		7,911	6,146
Unearned revenue		69,831	83,180
Other current liabilities	4	19,101	8,645
Total current liabilities		322,521	319,307
LONG-TERM LIABILITIES
Long-term debt, net	8	998,052	1,017,916
Long-term leaseback obligation, net of current portion	4	120,454	136,513
Accumulated accrued interest, net of current portion		20,955	24,155
Unearned revenue, net of current portion		28,606	37,977
Other long-term liabilities		8,665	3,234
Total long-term liabilities		1,176,732	1,219,795
Total liabilities		1,499,253	1,539,102
Commitments and Contingencies	10	-	-
STOCKHOLDERS’ EQUITY
Preferred stock (par value $0.01, 100,000,000 preferred shares authorized and not issued as of March 31, 2022 and December 31, 2021)	11	-	-
Common stock (par value $0.01, 750,000,000 common shares authorized as of March 31, 2022 and December 31, 2021. 25,055,934 and 25,056,009 shares issued as of March 31, 2022 and December 31, 2021; and 20,716,663 and 20,716,738 shares outstanding as of March 31, 2022 and December 31, 2021)	11	207	207
Additional paid-in capital		770,800	770,676
Accumulated other comprehensive loss	9	(70,562)	(71,455)
Retained earnings		1,704,523	1,388,595
Total stockholders’ equity		2,404,968	2,088,023
Total liabilities and stockholders’ equity		$3,904,221	$3,627,125

The accompanying notes are an integral part of these condensed consolidated financial statements.

DANAOS CORPORATION

CONDENSED CONSOLIDATED STATEMENTS OF INCOME (unaudited)

(Expressed in thousands of United States Dollars, except share and per share amounts)

		Three months ended
		March 31,
	Notes	2022	2021
OPERATING REVENUES	12	$229,901	$132,118

OPERATING EXPENSES
Voyage expenses	14	(7,189)	(4,228)
Vessel operating expenses		(39,164)	(31,078)
Depreciation and amortization of right-of-use assets		(33,359)	(25,799)
Amortization of deferred drydocking and special survey costs	5	(2,720)	(2,509)
General and administrative expenses	14	(7,391)	(10,895)
Income From Operations		140,078	57,609

OTHER INCOME (EXPENSES):
Interest income		1	1,978
Interest expense		(17,114)	(15,111)
Gain on investments	6	99,539	247,875
Dividend income	6	122,178	-
Equity income on investments		-	1,803
Other finance expenses		(605)	(452)
Other income/(expenses), net	10	499	3,971
Loss on derivatives	9	(893)	(893)
Total Other Income/(Expenses), net		203,605	239,171

Income before income taxes		343,683	296,780
Income taxes	6	(12,218)	-
Net Income		$331,465	$296,780

EARNINGS PER SHARE
Basic earnings per share		$16.02	$14.62
Diluted earnings per share		$16.00	$14.47
Basic weighted average number of common shares (in thousands)	13	20,697	20,293
Diluted weighted average number of common shares (in thousands)	13	20,717	20,513

The accompanying notes are an integral part of these condensed consolidated financial statements.

DANAOS CORPORATION

CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (unaudited)

(Expressed in thousands of United States Dollars)

		Three months ended
		March 31,
	Notes	2022	2021
Net income for the period		$331,465	$296,780
Other comprehensive income:
Unrealized gain on available for sale securities		-	19,587
Amortization of deferred realized losses on cash flow hedges	9	893	893
Total Other Comprehensive Income		893	20,480
Comprehensive Income		$332,358	$317,260

The accompanying notes are an integral part of these condensed consolidated financial statements

DANAOS CORPORATION

CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS’ EQUITY (unaudited)

(Expressed in thousands of United States Dollars)

	Common Stock
	Number of shares	Par value	Additional paid-in capital	Accumulated other comprehensive loss	Retained earnings	Total
As of December 31, 2020	20,449	$204	$755,390	$(86,669)	$366,652	$1,035,577
Net Income	—	—	—	—	296,780	296,780
Stock compensation	150	2	4,907	—	—	4,909
Net movement in other comprehensive income	—	—	—	20,480	—	20,480
As of March 31, 2021	20,599	$206	$760,297	$(66,189)	$663,432	$1,357,746

	Common Stock
	Number of shares	Par value	Additional paid-in capital	Accumulated other comprehensive loss	Retained earnings	Total
As of December 31, 2021	20,717	$207	$770,676	$(71,455)	$1,388,595	$2,088,023
Net Income	—	—	—	—	331,465	331,465
Dividends	—	—	—	—	(15,537)	(15,537)
Stock compensation	—	—	124	—	—	124
Net movement in other comprehensive income	—	—	—	893	—	893
As of March 31, 2022	20,717	$207	$770,800	$(70,562)	$1,704,523	$2,404,968

The accompanying notes are an integral part of these condensed consolidated financial statements.

DANAOS CORPORATION

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS (unaudited)

(Expressed in thousands of United States Dollars)

	Three months ended
	March 31,
	2022	2021
Cash Flows from Operating Activities
Net income	$331,465	$296,780

Adjustments to reconcile net income to net cash provided by operating activities
Depreciation and amortization of right-of-use assets	33,359	25,799
Amortization of deferred drydocking and special survey costs	2,720	2,509
Amortization of assumed time charters	(16,651)	-
Amortization of finance costs	2,543	3,297
Exit fee accrued on debt	-	134
Debt discount amortization	828	1,597
Gain on investments	(99,539)	(247,875)
Equity income on investments	-	(1,803)
PIK interest	-	642
Payments for drydocking and special survey costs deferred	(9,255)	(907)
Stock based compensation	124	4,909
Amortization of deferred realized losses on interest rate swaps	893	893
(Increase)/Decrease in
Accounts receivable	(15)	213
Inventories	193	347
Prepaid expenses	106	(311)
Due from related parties	(851)	(806)
Other assets, current and non-current	(132,865)	1,772
Increase/(Decrease) in
Accounts payable	2,793	1,551
Accrued liabilities	2,848	1,727
Unearned revenue, current and long-term	(6,069)	(2,105)
Other liabilities, current and long-term	6,837	(105)
Net Cash provided by Operating Activities	119,464	88,258

Cash Flows from Investing Activities
Vessels additions and advances	(2,043)	(1,236)
Advances for sale of vessels	13,000	-
Investments	-	2,392
Net Cash provided by Investing Activities	10,957	1,156

Cash Flows from Financing Activities
Proceeds from long-term debt	-	294,386
Payments of long-term debt	(24,300)	(71,849)
Payments of leaseback obligation	(16,293)	(5,916)
Dividends paid	(15,535)	-
Payments of accumulated accrued interest	(1,435)	(4,702)
Finance costs	(3,950)	(4,488)
Net Cash provided by/(used in) Financing Activities	(61,513)	207,431

Net Increase in cash, cash equivalents and restricted cash	68,908	296,845
Cash, cash equivalents and restricted cash at beginning of period	129,756	65,663
Cash, cash equivalents and restricted cash at end of period	$198,664	$362,508

The accompanying notes are an integral part of these condensed consolidated financial statements.

DANAOS CORPORATION

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

1	Basis of Presentation and General Information

The accompanying condensed consolidated financial statements (unaudited) have been prepared in conformity with accounting principles generally accepted in the United States of America (“U.S. GAAP”). The reporting and functional currency of the Company is the United States Dollar.

Danaos Corporation (“Danaos” or “Company”), formerly Danaos Holdings Limited, was formed on December 7, 1998 under the laws of Liberia and is presently the sole owner of all outstanding shares of the companies listed below. Danaos Holdings Limited was redomiciled in the Marshall Islands on October 7, 2005. In connection with the redomiciliation, the Company changed its name to Danaos Corporation. On October 14, 2005, the Company filed and the Marshall Islands accepted Amended and Restated Articles of Incorporation. The authorized capital stock of Danaos Corporation is 750,000,000 shares of common stock with a par value of $0.01 and 100,000,000 shares of preferred stock with a par value of $0.01. Refer to Note 11, “Stockholders’ Equity”. The Company’s principal business is the acquisition and operation of vessels. Danaos conducts its operations through the vessel owning companies whose principal activity is the ownership and operation of containerships that are under the exclusive management of a related party of the Company.

In the opinion of management, the accompanying condensed consolidated financial statements (unaudited) of Danaos and subsidiaries contain all adjustments necessary to state fairly, in all material respects, the Company’s condensed consolidated financial position as of March 31, 2022, the condensed consolidated results of operations for the three months ended March 31, 2022 and 2021 and the condensed consolidated cash flows for the three months ended March 31, 2022 and 2021. All such adjustments are deemed to be of a normal, recurring nature. These financial statements should be read in conjunction with the consolidated financial statements and related notes included in Danaos’ Annual Report on Form 20-F for the year ended December 31, 2021. The results of operations for the three months ended March 31, 2022, are not necessarily indicative of the results to be expected for the full year. The year-end condensed consolidated balance sheet data was derived from annual financial statements. These condensed consolidated financial statements do not include all disclosures required by accounting principles generally accepted in the United States of America.

The accompanying condensed consolidated financial statements (unaudited) represent the consolidation of the accounts of the Company and its wholly owned subsidiaries. The subsidiaries are fully consolidated from the date on which control is transferred to the Company. They are de-consolidated from the date that control ceases. Inter-company transaction balances and unrealized gains on transactions between the companies are eliminated.

The condensed consolidated financial statements (unaudited) have been prepared to reflect the consolidation of the companies listed below. The historical balance sheets and results of operations of the companies listed below have been reflected in the condensed consolidated balance sheets and condensed consolidated statements of income, cash flows and stockholders’ equity at and for each period since their respective incorporation dates. The consolidated companies are referred to as “Danaos,” or “the Company.”

DANAOS CORPORATION

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

1	Basis of Presentation and General Information (Continued)

As of March 31, 2022, Danaos included the vessel owning companies (the “Danaos Subsidiaries”) listed below. All vessels are container vessels:

Company	Date of Incorporation	Vessel Name	Year Built	TEU(1)
Megacarrier (No. 1) Corp.	September 10, 2007	Hyundai Honour	2012	13,100
Megacarrier (No. 2) Corp.	September 10, 2007	Hyundai Respect	2012	13,100
Megacarrier (No. 3) Corp.	September 10, 2007	Hyundai Smart	2012	13,100
Megacarrier (No. 4) Corp.	September 10, 2007	Hyundai Speed	2012	13,100
Megacarrier (No. 5) Corp.	September 10, 2007	Hyundai Ambition	2012	13,100
CellContainer (No. 6) Corp.	October 31, 2007	Express Berlin	2011	10,100
CellContainer (No. 7) Corp.	October 31, 2007	Express Rome	2011	10,100
CellContainer (No. 8) Corp.	October 31, 2007	Express Athens	2011	10,100
Karlita Shipping Co. Ltd.	February 27, 2003	Pusan C	2006	9,580
Ramona Marine Co. Ltd.	February 27, 2003	Le Havre	2006	9,580
Oceancarrier (No. 2) Corp.	October 15, 2020	Bremen	2009	9,012
Oceancarrier (No. 3) Corp.	October 15, 2020	C Hamburg	2009	9,012
Blackwell Seaways Inc.	January 9, 2020	Niledutch Lion	2008	8,626
Oceancarrier (No. 1) Corp.	February 19, 2020	Kota Manzanillo (ex Charleston)	2005	8,533
Springer Shipping Co.	April 29, 2019	Belita	2006	8,533
Teucarrier (No. 5) Corp.	September 17, 2007	CMA CGM Melisande	2012	8,530
Teucarrier (No. 1) Corp.	January 31, 2007	CMA CGM Attila	2011	8,530
Teucarrier (No. 2) Corp.	January 31, 2007	CMA CGM Tancredi	2011	8,530
Teucarrier (No. 3) Corp.	January 31, 2007	CMA CGM Bianca	2011	8,530
Teucarrier (No. 4) Corp.	January 31, 2007	CMA CGM Samson	2011	8,530
Oceanew Shipping Ltd.	January 14, 2002	Europe	2004	8,468
Oceanprize Navigation Ltd.	January 21, 2003	America	2004	8,468
Rewarding International Shipping Inc.	October 1, 2019	Phoebe	2005	8,463
Boxcarrier (No. 2) Corp.	June 27, 2006	CMA CGM Musset	2010	6,500
Boxcarrier (No. 3) Corp.	June 27, 2006	CMA CGM Nerval	2010	6,500
Boxcarrier (No. 4) Corp.	June 27, 2006	CMA CGM Rabelais	2010	6,500
Boxcarrier (No. 5) Corp.	June 27, 2006	CMA CGM Racine	2010	6,500
Boxcarrier (No. 1) Corp.	June 27, 2006	CMA CGM Moliere	2009	6,500
Expresscarrier (No. 1) Corp.	March 5, 2007	YM Mandate	2010	6,500
Expresscarrier (No. 2) Corp.	March 5, 2007	YM Maturity	2010	6,500
Kingsland International Shipping Limited	June 26, 2015	Catherine C	2001	6,422
Leo Shipping and Trading S.A.	October 29, 2015	Leo C	2002	6,422
Actaea Company Limited	October 14, 2014	Zim Savannah	2002	6,402
Asteria Shipping Company Limited	October 14, 2014	Dimitra C	2002	6,402
Averto Shipping S.A.	June 12, 2015	Suez Canal	2002	5,610
Sinoi Marine Ltd.	June 12, 2015	Kota Lima	2002	5,544
Oceancarrier (No. 4) Corp.	July 6, 2021	Wide Alpha	2014	5,466
Oceancarrier (No. 5) Corp.	July 6, 2021	Wide Bravo	2014	5,466
Oceancarrier (No. 6) Corp.	July 6, 2021	Maersk Euphrates	2014	5,466
Oceancarrier (No. 7) Corp.	July 6, 2021	Wide Hotel	2015	5,466
Oceancarrier (No. 8) Corp.	July 6, 2021	Wide India	2015	5,466
Oceancarrier (No. 9) Corp.	July 6, 2021	Wide Juliet	2015	5,466
Continent Marine Inc.	March 22, 2006	Zim Monaco	2009	4,253
Medsea Marine Inc.	May 8, 2006	Dalian	2009	4,253
Blacksea Marine Inc.	May 8, 2006	Zim Luanda	2009	4,253
Bayview Shipping Inc.	March 22, 2006	Rio Grande	2008	4,253
Channelview Marine Inc.	March 22, 2006	Zim Sao Paolo	2008	4,253
Balticsea Marine Inc.	March 22, 2006	Zim Kingston	2008	4,253
Seacarriers Services Inc.	June 28, 2005	Seattle C	2007	4,253
Seacarriers Lines Inc.	June 28, 2005	Vancouver	2007	4,253
Containers Services Inc.	May 30, 2002	Tongala	2004	4,253
Containers Lines Inc.	May 30, 2002	Derby D	2004	4,253

DANAOS CORPORATION

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

1	Basis of Presentation and General Information (Continued)

Company	Date of Incorporation	Vessel Name	Year Built	TEU(1)
Boulevard Shiptrade S.A.	September 12, 2013	Dimitris C	2001	3,430
CellContainer (No. 4) Corp.	March 23, 2007	Express Spain	2011	3,400
CellContainer (No. 5) Corp.	March 23, 2007	Express Black Sea	2011	3,400
CellContainer (No. 1) Corp.	March 23, 2007	Express Argentina	2010	3,400
CellContainer (No. 2) Corp.	March 23, 2007	Express Brazil	2010	3,400
CellContainer (No. 3) Corp.	March 23, 2007	Express France	2010	3,400
Wellington Marine Inc.	January 27, 2005	Singapore	2004	3,314
Auckland Marine Inc.	January 27, 2005	Colombo	2004	3,314
Vilos Navigation Company Ltd.	May 30, 2013	Zebra	2001	2,602
Trindade Maritime Company	April 10, 2013	Amalia C	1998	2,452
Sarond Shipping Inc.	January 18, 2013	Artotina	2001	2,524
Speedcarrier (No. 7) Corp.	December 6, 2007	Highway	1998	2,200
Speedcarrier (No. 6) Corp.	December 6, 2007	Progress C	1998	2,200
Speedcarrier (No. 8) Corp.	December 6, 2007	Bridge	1998	2,200
Speedcarrier (No. 1) Corp.	June 28, 2007	Vladivostok	1997	2,200
Speedcarrier (No. 2) Corp.	June 28, 2007	Advance	1997	2,200
Speedcarrier (No. 3) Corp.	June 28, 2007	Stride	1997	2,200
Speedcarrier (No. 5) Corp.	June 28, 2007	Future	1997	2,200
Speedcarrier (No. 4) Corp.	June 28, 2007	Sprinter	1997	2,200
Vessels under construction
Boxsail (No. 1) Corp.	March 4, 2022	Hull No. C7100-7	2024	7,100
Boxsail (No. 2) Corp.	March 4, 2022	Hull No. C7100-8	2024	7,100

(1)	Twenty-feet equivalent unit, the international standard measure for containers and containership capacity.

Impact of COVID-19 on the Company’s Business

The spread of the COVID-19 virus, which has been declared a pandemic by the World Health Organization, in 2020 has caused substantial disruptions in the global economy and the shipping industry, as well as significant volatility in the financial markets, the severity and duration of which remains uncertain.

The impact of the COVID-19 pandemic continues to unfold and may continue to have negative effect on the Company’s business, financial performance and the results of its operations, including due to decreased demand for global seaborne container trade and containership charter rates, mainly experienced in the first half of 2020. The extent of the impact will depend largely on future developments. As a result, many of the Company’s estimates and assumptions required increased judgment and carry a higher degree of variability and volatility. As events continue to evolve and additional information becomes available, the Company’s estimates may change in future periods.

Impact of the war in Ukraine on the Company’s Business

As disclosed in the Company’s Annual Report on Form 20-F for the year ended December 31, 2021 filed with the Securities and Exchange Commission on March 3, 2022, the current conflict between Russia and Ukraine, and related sanctions imposed by the U.S., EU and others, could adversely affect the crewing operations of the Company’s Manager, which has crewing offices in St. Petersburg, Odessa and Mariupol, and trade patterns involving ports in the Black Sea or Russia. The extent of the impact will depend largely on future developments.

DANAOS CORPORATION

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

2	Significant Accounting Policies

For a detailed discussion about the Company’s significant accounting policies, see Note 2 “Significant Accounting Policies” in the Company’s consolidated financial statements included in the Annual Report on Form 20-F for the year ended December 31, 2021 filed with the Securities and Exchange Commission on March 3, 2022. During the three months ended March 31, 2022, there were no significant changes made to the Company’s significant accounting policies.

3	Cash, Cash Equivalents and Restricted Cash

Cash, cash equivalents and restricted cash consisted of the following (in thousands):

	As of	As of	As of
	March 31, 2022	December 31, 2021	December 31, 2020
Cash and cash equivalents	$185,317	$129,410	$65,663
Restricted cash	13,347	346	-
Total	$198,664	$129,756	$65,663

The Company is required to maintain cash on a retention account as collateral for the upcoming scheduled debt payments related to the Eurobank $30 mil. Facility, which was recorded in restricted cash under current assets as of March 31, 2022 and December 31, 2021. Additionally, the Company received an advance payment for sale of the vessels of $13.0 million, which is held on an escrow account as of March 31, 2022.

4	Fixed Assets, net & Right-of-use Assets

On March 11, 2022, the Company entered into contracts for construction of two 7,100 TEU container vessels for aggregate purchase price of $156.0 million, out of which $31.2 million was advanced in April 2022, $31.2 million is expected to be paid in 2023 and $93.6 million before the vessels delivery expected in 2024. Additionally, a supervision fee of $725 thousand per newbuilding vessel will be payable to Danaos Shipping Company Limited.

On January 17, 2022, the Company entered into agreement to sell its vessels Catherine C and Leo C for aggregate gross consideration of $130.0 million, out of which $13.0 million was advanced by the buyer and is held on an escrow account as of March 31, 2022. The vessels are expected to be delivered to the buyer in November 2022.

The Company assumed time charter liabilities related to its acquisition of vessels in the second half of 2021. The amortization of these assumed time charters amounted to $16.7 million in the three months ended March 31, 2022 and is presented under “Operating revenues” in the condensed consolidated statement of income. The aggregate future amortization of the assumed time charters as of March 31, 2022 is as follows (in thousands):

Amortization by 12-months period ended:
March 31, 2023	$46,584
March 31, 2024	18,184
March 31, 2025	1,036
Total	65,804
Less: Current portion	(46,584)
Total non-current portion	$19,220

The amount of $46.6 million is presented under current “Unearned revenue” and $19.2 million under “Unearned revenue, net of current portion” in the condensed consolidated balance sheet as of March 31, 2022.

4	Fixed Assets, net & Right-of-use Assets (Continued)

The residual value (estimated scrap value at the end of the vessels’ useful lives) of the fleet was estimated at $504.1 million as of March 31, 2022 and as of December 31, 2021. The Company has calculated the residual value of the vessels taking into consideration the 10 year average and the 5 year average of the scrap prices. The Company has applied uniformly the scrap value of $300 per ton for all vessels. The Company believes that $300 per ton is a reasonable estimate of future scrap prices, taking into consideration the cyclicality of the nature of future demand for scrap steel. Although the Company believes that the assumptions used to determine the scrap rate are reasonable and appropriate, such assumptions are highly subjective, in part, because of the cyclical nature of future demand for scrap steel.

On May 12, 2020, the Company refinanced the existing leaseback obligation related to the vessels Hyundai Honour and Hyundai Respect with a new sale and leaseback arrangement amounting to $139.1 million with a four years term, at the end of which the Company will reacquire these vessels for an aggregate amount of $36.0 million or earlier, at the Company’s option, for a purchase price set forth in the agreement. This arrangement did not qualify for a sale of the vessels and the net proceeds were recognized as a financial leaseback liability.

On April 12, 2021, the Company entered into a sale and leaseback arrangement for the vessels CMA CGM Melisande, CMA CGM Attila, CMA CGM Tancredi, CMA CGM Bianca and CMA CGM Samson amounting to gross proceeds of $135.0 million with a five year term, at the end of which the Company will reacquire these vessels for an aggregate amount of $31.0 million or earlier, at the Company’s option, for a purchase price set forth in the agreement. This arrangement did not qualify for a sale of the vessels and the net proceeds were recognized as a financial leaseback liability. Refer to Note 15 “Subsequent Events” for the exercise of the Company’s early repayment option.

On July 1, 2021, the Company acquired finance lease liability related to Gemini’s vessels Suez Canal and Kota Lima, which expires in July 2022.

Under these lease arrangements, the Company is required to be in compliance with the same financial covenants as required by the Citibank/Natwest $815 million senior secured facility – see Note 8 “Long-Term Debt, net”.

The carrying value of the vessels subject to leasing obligations amounted to $757.2 million as of March 31, 2022.

The scheduled aggregate leasing instalments subsequent to March 31, 2022 are as follows (in thousands):

Instalments due by 12-months period ended:
March 31, 2023	$95,051
March 31, 2024	49,849
March 31, 2025	45,750
March 31, 2026	7,209
Until April 2026	31,000
Total leasing instalments	228,859
Less: Imputed interest	(18,681)
Total leasing obligation	210,178
Less: Deferred finance costs, net	(3,608)
Less: Current leasing obligation	(86,116)
Leasing obligation, net of current portion	$120,454

DANAOS CORPORATION

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

5            Deferred Charges, net

Deferred charges, net consisted of the following (in thousands):

Drydocking and Special Survey Costs
As of January 1, 2021	$17,339
Additions	4,643
Amortization	(10,181)
As of December 31, 2021	11,801
Additions	9,255
Amortization	(2,720)
As of March 31, 2022	$18,336

The Company follows the deferral method of accounting for drydocking and special survey costs in accordance with accounting for planned major maintenance activities, whereby actual costs incurred are deferred and amortized on a straight-line basis over the period until the next scheduled survey, which is two and a half years. If special survey or drydocking is performed prior to the scheduled date, the remaining unamortized balances are immediately written off. Furthermore, when a vessel is drydocked for more than one reporting period, the respective costs are identified and recorded in the period in which they were incurred and not at the conclusion of the drydocking.

6	Other Current and Non-current Assets

Other current and non-current assets consisted of the following (in thousands):

	As of	As of
	March 31, 2022	December 31, 2021
Equity participation ZIM	$522,563	$423,024
Dividends receivable from ZIM, net	109,961	-
Straight-lining of revenue	23,892	18,997
Claims receivable	16,382	8,919
Other assets	6,989	8,192
Total current assets	$679,787	$459,132

Other non-current assets	53,486	41,739
Total non-current assets	$53,486	$41,739

The Company’s shareholding interest in ZIM of 7,186,950 ordinary shares was fair valued at $522.6 million and presented under “Other current assets” in the condensed consolidated balance sheet as of March 31, 2022, based on the closing price of ZIM ordinary shares on the NYSE on that date. For the three months ended March 31, 2022 and March 31, 2021, the Company recognized $99.5 million and $247.9 million of gain on these shares, respectively. These gains are reflected under “Gain on investments” in the condensed consolidated statement of income. The unrealized gain related to the ZIM ordinary shares still held on March 31, 2022 amounts to $522.5 million. Additionally, the Company recognized dividend income on these shares amounting to $122.2 million in the three months period ended March 31, 2022 gross of withholding taxes compared to none in the three months ended March 31, 2021. Withholding taxes amounting to $12.2 million were recognized on dividend income under “Income taxes” in the condensed consolidated statement of income in the three months ended March 31, 2022.

Other non-current assets mainly include non-current assets related to straight-lining of the Company’s revenue amounting to $51.7 million and $39.9 million as of March 31, 2022 and December 31, 2021, respectively.

DANAOS CORPORATION

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

7	Accrued Liabilities

Accrued liabilities consisted of the following (in thousands):

	As of	As of
	March 31, 2022	December 31, 2021
Accrued payroll	$7,542	$1,001
Accrued interest	5,468	11,873
Accrued dry-docking expenses	1,793	280
Accrued expenses	8,891	7,692
Total	$23,694	$20,846

Accrued expenses mainly consisted of accruals related to the operation of the Company’s fleet as of March 31, 2022 and December 31, 2021.

8	Long-Term Debt, net

Long-term debt, net consisted of the following (in thousands):

Credit Facility	Balance as of March 31, 2022	Balance as of December 31, 2021
Citibank/Natwest $815 mil. Facility	$753,875	$774,250
Senior unsecured notes	300,000	300,000
Macquarie Bank $58 mil. Facility	43,000	45,600
SinoPac $13.3 mil. Facility	10,300	10,800
Eurobank $30.0 mil. Facility	20,550	21,375
Fair value of debt adjustment	(9,162)	(9,990)
Total long-term debt	$1,118,563	$1,142,035
Less: Deferred finance costs, net	(26,361)	(28,369)
Less: Current portion	(94,150)	(95,750)
Total long-term debt net of current portion and deferred finance cost	$998,052	$1,017,916

On April 12, 2021, the Company consummated the refinancing of the 2018 Credit Facilities. The Company utilized the proceeds from the new $815 million facility with Citibank/NatWest, the proceeds from the new $135 million sale and leaseback agreement with Oriental Fleet and the net proceeds from the $300 million Senior Notes, to refinance the existing facilities. The Citibank/Natwest $815 million senior secured credit facility with four-year term is repayable in sixteen quarterly instalments of $20.4 million starting from July 12, 2021 together with a balloon payment of $489.0 million at maturity. The credit facility bears interest at LIBOR plus a margin of 2.50%.

The Company fully repaid Sinosure Cexim – Citibank – ABN Amro facility on March 18, 2021. The vessels CMA CGM Tancredi, CMA CGM Samson and CMA CGM Bianca previously mortgaged by this facility, together with CMA CGM Melisande and CMA CGM Attila, were refinanced through a new $135 million sale and leaseback arrangement with Oriental Fleet International Company Limited on April 12, 2021. Refer to Note 4 “Fixed Assets, net & Right-of-use Assets”.

DANAOS CORPORATION

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

8	Long-Term Debt, net (Continued)

On February 11, 2021, the Company issued in a private placement, $300.0 million aggregate principal amount of senior unsecured notes, which bear interest at a fixed rate of 8.50% per annum and mature on March 1, 2028. At any time on or after March 1, 2024, March 1, 2025 and March 1, 2026 the Company may elect to redeem all or any portion of the notes, respectively, at a price equal to 104.25%, 102.125% and 100%, respectively, of the principal amount being redeemed. Prior to March 1, 2024 the Company may redeem up to 35% of the aggregate principal of the notes from equity offering proceeds at a price equal to 108.50% within 90 days after the equity offering closing. Interest payments on the notes are payable semi-annually commencing on September 1, 2021. $9.0 million of bond issuance costs were deferred over the life of the bond and recognized through the new effective interest method.

On July 1, 2021, the Company assumed outstanding principal of a Eurobank facility from Gemini related to the vessels Belita, Leo C and Catherine C. The assumed balance of $23.1 million is payable in thirteen consecutive quarterly instalments and a balloon payment of $13.5 million payable through August 2024.

As of March 31, 2022, there was no remaining borrowing availability under the Company’s credit facilities. The Company was in compliance with the financial covenants contained in the credit facilities agreements as of March 31, 2022 and December 31, 2021.

As of March 31, 2022, each of the secured credit facilities is collateralized by first preferred mortgages over the vessels financed, general assignment of all hire freights, income and earnings, the assignment of their insurance policies, as well as any proceeds from the sale of mortgaged vessels, stock pledges and benefits from corporate guarantees. As of March 31, 2022, fifty-six of the Company’s vessels having a net carrying value of $1,823.5 million, were subject to first preferred mortgages as collateral to the Company’s secured credit facilities.

The scheduled debt maturities of long-term debt subsequent to March 31, 2022 are as follows (in thousands):

Payments due by period ended	Principal repayments
March 31, 2023	94,150
March 31, 2024	90,600
March 31, 2025	102,650
March 31, 2026	540,325
March 31, 2027	-
Thereafter	300,000
Total long-term debt	$1,127,725

The Citibank/Natwest $815 million senior secured credit facility contains a requirement to maintain minimum fair market value of collateral vessels to loan value coverage of 120% and financial covenants requiring to maintain the following:

(i)	minimum liquidity of $30.0 million;

(ii)	maximum consolidated debt (less cash and cash equivalents) to consolidated EBITDA ratio of 6.5x; and

(iii)	minimum consolidated EBITDA to net interest expense ratio of 2.5x.

The Macquarie Bank credit facilities’ financial covenants were amended to require the maintenance of the same financial covenants as the Citibank/Natwest $815 million senior secured credit facility.

DANAOS CORPORATION

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

9	Financial Instruments

The following is a summary of the Company’s risk management strategies and the effect of these strategies on the Company’s condensed consolidated financial statements.

Interest Rate Risk: Interest rate risk arises on bank borrowings. The Company monitors the interest rate on borrowings closely to ensure that the borrowings are maintained at favorable rates.

Concentration of Credit Risk: Financial instruments that potentially subject the Company to significant concentrations of credit risk consist principally of cash and trade accounts receivable. The Company places its temporary cash investments, consisting mostly of deposits, with established financial institutions. The Company performs periodic evaluations of the relative credit standing of those financial institutions that are considered in the Company’s investment strategy. The Company is exposed to credit risk in the event of non-performance by counterparties, however, the Company limits this exposure by diversifying among counterparties with high credit ratings. The Company depends upon a limited number of customers for a large part of its revenues. Credit risk with respect to trade accounts receivable is generally managed by the selection of customers among the major liner companies in the world and their dispersion across many geographic areas.

Fair Value: The carrying amounts reflected in the accompanying consolidated balance sheets of financial assets and liabilities (excluding long-term bank loans and certain other non-current assets) approximate their respective fair values due to the short maturity of these instruments. The fair values of long-term floating rate bank loans approximate the recorded values, generally due to their variable interest rates. The fair value of senior unsecured notes is measured based on quoted market prices. The fair value of the equity participation in ZIM is measured based on the closing price of ZIM ordinary shares on the NYSE. The Company is exposed to changes in fair value of available for sale securities as there is no hedging strategy.

a. Interest Rate Swap Hedges

The Company currently has no outstanding interest rate swaps agreements. However, in the past years, the Company entered into interest rate swap agreements with its lenders in order to manage its floating rate exposure. Certain variable-rate interests on specific borrowings were associated with vessels under construction and were capitalized as a cost of the specific vessels. In accordance with the accounting guidance on derivatives and hedging, the amounts related to realized gains or losses on cash flow hedges that have been entered into and qualified for hedge accounting, in order to hedge the variability of that interest, were recognized in accumulated other comprehensive loss and are reclassified into earnings over the depreciable life of the constructed asset, since that depreciable life coincides with the amortization period for the capitalized interest cost on the debt. An amount of $0.9 million was reclassified into earnings for the three months ended March 31, 2022 and 2021, representing its amortization over the depreciable life of the vessels. An amount of $3.6 million is expected to be reclassified into earnings within the next 12 months.

b. Fair Value of Financial Instruments

The Company determines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Inputs used in the valuation techniques to derive fair values are classified based on a three-level hierarchy.

Level I: Inputs are unadjusted, quoted prices in active markets for identical assets or liabilities that the Company has the ability to access. Valuation of these items does not entail a significant amount of judgment.

Level II: Inputs other than quoted prices included in Level I that are observable for the asset or liability through corroboration with market data at the measurement date.

Level III: Inputs that are unobservable. The Company did not use any Level 3 inputs as of March 31, 2022 and December 31, 2021.

DANAOS CORPORATION

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

9	Financial Instruments (Continued)

The estimated fair values of the Company’s financial instruments are as follows:

	As of March 31, 2022		As of December 31, 2021
	Book Value	Fair Value	Book Value	Fair Value

	(in thousands of $)
Cash and cash equivalents	$185,317	$185,317	$129,410	$129,410
Restricted cash(2)	$13,347	$13,347	$346	$346
Equity participation ZIM	$522,563	$522,563	$423,024	$423,024
Secured long-term debt, including current portion	$818,563	$818,563	$842,035	$842,035
Unsecured long-term debt	$300,000	$322,875	$300,000	$300,000

The estimated fair value of the financial instruments that are measured at fair value on a recurring basis, categorized based upon the fair value hierarchy, are as follows as of March 31, 2022:

	Fair Value Measurements as of March 31, 2022
	Total	(Level I)	(Level II)	(Level III)

	(in thousands of $)
Equity participation ZIM	$522,563	$522,563	$—	$—

The estimated fair value of the financial instruments that are not measured at fair value on a recurring basis, categorized based upon the fair value hierarchy, are as follows as of March 31, 2022:

	Fair Value Measurements as of March 31, 2022
	Total	(Level I)	(Level II)	(Level III)

	(in thousands of $)
Secured long-term debt, including current portion(1)	$818,563	$—	$818,563	$—
Unsecured long-term debt(1)	$322,875	$322,875	$—	$—

The estimated fair value of the financial instruments that are measured at fair value on a recurring basis, categorized based upon the fair value hierarchy, are as follows as of December 31, 2021:

	Fair Value Measurements as of December 31, 2021
	Total	(Level I)	(Level II)	(Level III)

	(in thousands of $)
Equity participation ZIM	$423,024	$423,024	$—	$—

The estimated fair value of the financial instruments that are not measured at fair value on a recurring basis, categorized based upon the fair value hierarchy, are as follows as of December 31, 2021:

	Fair Value Measurements as of December 31, 2021
	Total	(Level I)	(Level II)	(Level III)

	(in thousands of $)
Secured long-term debt, including current portion(1)	$842,035	$—	$842,035	$—
Unsecured long-term debt(1)	300,000	$—	$300,000	$—

(1)	Secured and unsecured long-term debt, including current portion is presented gross of deferred finance costs of $26.4 million and $28.4 million as of March 31, 2022 and December 31, 2021, respectively. The fair value of the Company’s secured debt is estimated based on currently available debt with similar contract terms, interest rate and remaining maturities and does not include amounts related to the accumulated accrued interest.

(2)	The Company is required to maintain cash of $0.3 million on a retention account as collateral for the upcoming scheduled debt payments related to the Eurobank $30 mil. Facility, which was recorded in restricted cash under current assets as of March 31, 2022 and December 31, 2021. Additionally, the Company received an advance payment for sale of the vessels of $13.0 million, which is held on an escrow account as of March 31, 2022.

DANAOS CORPORATION

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

10	Commitments and Contingencies

There are no material legal proceedings to which the Company is a party or to which any of its properties are the subject, or other contingencies that the Company is aware of, other than routine litigation incidental to the Company’s business. On January 20, 2021, the Company received $3.9 million from Hanjin Shipping as a partial payment of a common benefit claim plus interest. This payment is presented under Other income/(expenses), net in the condensed consolidated statements of income in the three months period ended March 31, 2021.

The Company has outstanding commitments under vessel construction contracts and buyback obligations related to the sale and leaseback arrangements as of March 31, 2022, see the Note 4 “Fixed Assets, net & Right-of-use Assets”.

11	Stockholders’ Equity

In the period ended March 31, 2022, the Company declared a dividend of $0.75 per share of common stock amounting to $15.5 million, which was paid on February 28, 2022. The Company issued 25 shares of common stock pursuant to its dividends reinvestment plan in the period ended March 31, 2022.

In October 2020, the Company repurchased 4,339,271 shares of the Company’s common stock for an aggregate purchase price of $31.1 million in privately negotiated transactions, including 2,517,013 shares from the Royal Bank of Scotland and 1,822,258 shares from Sphinx Investment Corp.

As of April 18, 2008, the Board of Directors and the Compensation Committee approved incentive compensation of the Manager’s employees with its shares from time to time, after specific for each such time, decision by the compensation committee and the Board of Directors in order to provide a means of compensation in the form of free shares to certain employees of the Manager of the Company’s common stock. The plan was effective as of December 31, 2008. Pursuant to the terms of the plan, employees of the Manager may receive (from time to time) shares of the Company’s common stock as additional compensation for their services offered during the preceding period. The total amount of stock to be granted to employees of the Manager will be at the Company’s Board of Directors’ discretion only and there will be no contractual obligation for any stock to be granted as part of the employees’ compensation package in future periods.

On February 12, 2021, the Company granted 110,000 fully vested shares to executive officers and Board of Directors members. On March 16, 2021, the Company granted 40,000 shares to certain employees of the Manager, out of which 10,000 fully vested on the grant date, 1,050 were forfeited in 2021 and 9,650 restricted shares vested on December 31, 2021. Additional 100 restricted shares forfeited in the period ended March 31, 2022 and the remaining 19,200 restricted shares are scheduled to vest on December 31, 2022. These restricted shares are subject to satisfaction of the vesting terms, under the Company’s 2006 Equity Compensation Plan, as amended. Additionally, on December 10, 2021, the Company granted 110,000 fully vested shares to executive officers and Board of Directors members and on December 21, 2021, the Company granted 10,000 fully vested shares to certain employees of the Manager. The fair value of shares granted was calculated based on the closing trading price of the Company’s shares at the date of the issuance. Stock based compensation expenses of $0.1 million and $4.9 million were recognized under “General and administrative expenses” in the condensed consolidated statements of income in the three months period ended March 31, 2022 and March 31, 2021, respectively. 19,200 shares and 19,300 shares of restricted stock are issued and outstanding as of March 31, 2022 and December 31, 2021, respectively.

The aggregate number of shares of common stock for which awards may be granted under the Plan shall not exceed 1,000,000 shares plus the number of unvested shares granted before August 2, 2019. The equity awards may be granted by the Company’s Compensation Committee or Board of Directors under its amended and restated 2006 equity compensation plan. Awards made under the Plan that have been forfeited, cancelled or have expired, will not be treated as having been granted for purposes of the preceding sentence.

DANAOS CORPORATION

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

11	Stockholders’ Equity (Continued)

The Company has also established the Directors Share Payment Plan under its 2006 equity compensation plan. The purpose of the plan is to provide a means of payment of all or a portion of compensation payable to directors of the Company in the form of Company’s Common Stock. The plan was effective as of April 18, 2008. Each member of the Board of Directors of the Company may participate in the plan. Pursuant to the terms of the plan, directors may elect to receive in Common Stock all or a portion of their compensation. Following December 31 of each year, the Company delivers to each Director the number of shares represented by the rights credited to their Share Payment Account during the preceding calendar year. During the three months ended March 31, 2022 and March 31, 2021, none of the directors elected to receive their compensation in Company shares.

12	Lease Arrangements

Charters-out

As of March 31, 2022, the Company generated operating revenues from its 71 vessels on time charters or bareboat charter agreements, with remaining terms ranging from less than one year to June 2028. Under the terms of the charter party agreements, most charterers have options to extend the duration of contracts ranging from less than one year to five years after the expiration of the contract. The Company determines fair value of its vessels at the lease commencement date and at the end of lease term for lease classification with the assistance from valuations obtained by third party independent shipbrokers. The Company manages its risk associated with the residual value of its vessels after the expiration of the charter party agreements by seeking multi-year charter arrangements for its vessels.

The future minimum payments, expected to be received on non-cancellable time charters and bareboat charters classified as operating leases consisted of the following as of March 31, 2022 (in thousands):

Remainder of 2022	$677,809
2023	754,418
2024	551,018
2025	310,399
2026	204,587
2027 and thereafter	182,318
Total future rentals	$2,680,549

Rentals from time charters are not generally received when a vessel is off-hire, including time required for normal periodic maintenance of the vessel. In arriving at the future minimum rentals, an estimated time off-hire to perform periodic maintenance on each vessel has been deducted, although there is no assurance that such estimate will be reflective of the actual off-hire in the future.

DANAOS CORPORATION

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

13	Earnings per Share

The following table sets forth the computation of basic and diluted earnings per share:

	Three months ended
	March 31, 2022	March 31, 2021

	(in thousands)
Numerator:
Net income	$331,465	$296,780

Denominator (number of shares in thousands):
Basic weighted average common shares outstanding	20,697	20,293
Effect of dilutive securities:
Share based compensation	20	220
Diluted weighted average common shares outstanding	20,717	20,513

14	Related Party Transactions

Management fees to Danaos Shipping Company Limited (“the Manager”) amounted to $5.4 million and $4.6 million in the three months ended March 31, 2022 and 2021, respectively, and are presented under “General and administrative expenses” in the condensed consolidated statements of income.

Commissions to the Manager amounted to $2.4 million and $1.6 million in the three months ended March 31, 2022 and 2021, respectively and are presented under “Voyage expenses” in the condensed consolidated statements of income.

The balance “Due from related parties” in the condensed consolidated balance sheets totaling $22.9 million and $21.9 million as of March 31, 2022 and December 31, 2021, respectively, represents advances to the Manager on account of the vessels’ operating and other expenses. An amount of $0.2 million and $0.1 million as of March 31, 2022 and December 31, 2021, respectively, was due to executive officers and is presented under “Accounts payable” in the condensed consolidated balance sheets.

15	Subsequent Events

On April 1, 2022, the Company entered into contracts, as amended on April 21, 2022, for construction of four 8,000 TEU container vessels for aggregate purchase price of $372.7 million, out of which $36.5 million was advanced in April 2022, an amount of $109.4 million is expected to be paid in 2022 and $226.8 million is expected to be paid at vessels delivery in 2024. Additionally, a supervision fee of $725 thousand per newbuilding vessel will be payable to the Manager.

On April 11, 2022, the Company exercised its option to early repay its leasing obligation amounting to $97.4 million as of March 31, 2022 related to the vessels CMA CGM Melisande, CMA CGM Attila, CMA CGM Tancredi, CMA CGM Bianca and CMA CGM Samson. The leaseback liability was fully repaid by May 12, 2022. Following the repayment of the leaseback obligations on May 12, 2022, the Company acquired the legal title of these vessels.

In April 2022, the Company sold 1,500,000 ordinary shares of ZIM resulting in proceeds of $85.3 million.

On May 12, 2022, the Company early extinguished $270.0 million of the outstanding Natwest loan principal of the Citibank/Natwest $815 mil. Facility, which reduced the future quarterly instalments of the remaining facility to $12.9 million and the balloon payment at maturity was reduced to $309.0 million. Additionally, the reference to LIBOR was replaced with daily non-cumulative compounded secured overnight financing rate administered and published by the Federal Reserve Bank of New York (“SOFR”) plus credit spread adjustment.

DANAOS CORPORATION

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

15	Subsequent Events (Continued)

On May 12, 2022, the Company sent notice of early full repayment to the lenders related to (i) $43 million loan outstanding with Macquarie Bank to be fully repaid on June 30, 2022, (ii) $20.55 million loan outstanding with Eurobank to be fully repaid on May 25, 2022 and (iii) $9.8 million loan outstanding with SinoPac to be fully repaid on July 1, 2022.

In April 2022, the Company entered into a preliminary term sheet agreement for a $130.0 million senior secured term loan facility with major financial institutions, subject to final documentation, which will be secured by six 5,466 TEU sister vessels acquired in 2021. This facility is expected to be drawn down within the 2nd quarter of 2022.

The Company has declared a dividend of $0.75 per share of common stock payable on June 8, 2022, to holders of record on May 27, 2022.